Principal Life Insurance Company 711 High Street Des Moines, IA 50392 515 247 5111 tel

April 27, 2023

VIA EDGAR – CORRESPONDENCE FILING

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

Attn: Min S. Oh

100 F Street, NE Washington D.C. 20549

RE:	Principal Life Insurance Company
Principal® Strategic Outcomes Index-Linked
Deferred Annuity
File No: 333-267959
Fifth Pre-Effective Amendment to
Registration Statement on Form S-1

Dear Mr. Oh:

This letter responds, on behalf of the Registrant, Principal Life Insurance Company (the “Company” and “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the registration statement on Form S-1 filed by Registrant, which comments you communicated to me by telephone on April 25 & 26, 2023. Registrant filed the registration with the Commission on October 20, 2022, pursuant to the Securities Act of 1933, and made the 4th Pre-Effective Amendment Filing on April 25, 2023. Registrant will make changes in response to Staff comments as described below in a pre-effective amendment that will be filed with the Commission pursuant to Rule 472 under the Securities Act (Pre-effective Amendment No. 5). Those comments and Registrant’s responses to them are set forth below.

Comment 1. In the paragraph of the Cover Page that begins “Index-linked deferred annuity contracts are complex….,” please make the sentence that begins “Because of the adjustments and charges on these types of transactions” and the remaining sentences a new paragraph. Also, revise what then becomes the second sentence of the new paragraph to read as follows: “Also, you could experience a loss even when Index performance has been positive and the transaction occurs on a Segment End Date because the Bond Adjustment applies on a Segment End Date.”

Response to Comment 1. Registrant has made the revisions so that the new paragraph reads as follows:

“Because of the adjustments and charges on these types of transactions, you may experience a loss even if the performance of the Index has been positive. Also, you could experience a loss even when Index performance has been positive and the transaction occurs on a Segment End Date because the Bond Adjustment applies on a Segment End Date. In addition, you or your beneficiaries (as applicable) will not receive the full protection of any buffer or floor feature when one of these transactions occurs on a date other than the Segment End Date because of these same adjustments.”

Comment 2. (Recent Comment 14). In the third line from the bottom of 2. SUMMARY – Q2, please change “Participation Rate or Cap Rate” to “Participation Rate and Cap Rate.”

Response to Comment 2. Registrant has made the requested revision.

Comment 3. In the fourth sentence of 2. SUMMARY – Q11, please delete the following from the end of the sentence: “which could include market factors.”

Response to Comment 3. Registrant has made the requested deletion.

Comment 4. In the 3rd sentence of 2. SUMMARY – Q13, please add the following at the end of the sentence: “except as noted at the end of this paragraph.”

Response to Comment 4. Registrant has made the requested addition.

Comment 5. In 2. SUMMARY – Q13, please add a disclosure regarding the applicability of the nonforfeiture requirements upon a Surrender from the Fixed Segment Option where a Bond Adjustment is applicable. Also, please add disclosures about the nonforfeiture requirements in the Bond Adjustment definition in the Glossary, in 7. FIXED SEGMENT OPTION MECHANICS, 10. CONTRACT VALUES – Bond Adjustment and in other areas of the prospectus.

Response to Comment 5. Registrant has made the requested additions. Registrant further states that the disclosure added to Q13 was:

“As stated above, the Bond Adjustment applies to the Index-Linked Segment Options and Fixed Segment Option. For the amount allocated to the Index-Linked Segment Options, you will receive the Surrender Value upon any Surrender. In contrast, for the amount allocated to the Fixed Segment Option, you will receive the greater of the following upon any Surrender:

•	Surrender Value; and

•	Nonforfeiture amount as required by the Standard Nonforfeiture Law for Individual Deferred Annuities.

For additional information on the following topics:

•	Bond Adjustment, see 10. CONTRACT VALUES — Bond Adjustment;

•	Surrender Value, see 11. WITHDRAWALS; and

•	Nonforfeiture amount, see 7. FIXED SEGMENT OPTION MECHANICS.

Comment 6. In the second bullet of 5. FEES AND CHARGES – Deferred Sales Load (“Surrender Charge”) – Surrender Charge Example, please delete “or Segment Credit.”

Response to Comment 6. Registrant has made the requested deletion.

Comment 7. In the third sentence of the second paragraph of 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Negative Adjustments to Crediting Base – Impact of Negative Adjustments, delete “a greater amount” and replace it with “more.” Also, if this sentence is used elsewhere in the prospectus, please make the same change there.

Response to Comment 7. Registrant revised the above-referenced sentence to read as follows:

“If the Segment Interim Value is less than the Crediting Base at the time of a withdrawal, the Crediting Base will be reduced by more than the withdrawal amount (i.e., on more than a dollar-for-dollar basis).”

Registrant further states that it was not able to find the same sentence elsewhere in the prospectus.

Comment 8. In 18. INFORMATION ABOUT THE COMPANY - Directors and Executive Officers Directors of the Company, the first line for some Directors is not fully underlined. Please correct those lines and ensure consistency in formatting of director information for all of the directors.

Response to Comment 8. While many of the issues noted were correct in the clean version, Registrant has made the requested revisions to the limited number that were somewhat inconsistent.

Comment 9. In 18. INFORMATION ABOUT THE COMPANY - Directors and Executive Officers, Joel Pitz is not identified as an Executive Officer of the Company. If Mr. Pitz is an Executive Officer of the Company, please provide information for him.

Response to Comment 9. Because of Mr. Pitz’s significant officer role with the Company, Registrant has added the following to the Directors and Executive Officers subsection:

“Joel M. Pitz, 50, has been senior vice president and controller of the Company since November 2021.  Prior to serving in that role, he served as vice president and chief financial officer for Principal International, where he was responsible for overseeing global finance and strategy for our emerging market operations across Asia and Latin America.”

Comment 10. In 18. INFORMATION ABOUT THE COMPANY – Transactions with Related Persons, if the Personnel Utilization and Administrative Services Agreement dated December 17, 2021, referenced elsewhere in the prospectus, and/or other agreements, are responsive to 17 C.F.R. § 229.404, please provide information about the agreement(s).

Response to Comment 10. Registrant has added the following paragraph back into the Transactions with Related Persons subsection:

“Pursuant to a Personnel Utilization and Administrative Services Agreement dated December 17, 2021, between Principal Life Insurance Company (the Company) and Principal Workforce, LLC (Principal Workforce), Principal Workforce furnishes the Company with personnel as requested by the Company. As is the case with other affiliates of the Company and Principal Workforce, the Company is allocated a certain amount of the costs associated with Principal Workforce’s employees, including the Company’s executive officers, and the Company is responsible for funding the employee costs allocated to the Company. For 2022, the amount the Company funded in connection with the allocation attributed to the Company was approximately $1,244,666,560.”

Comment 11. In the preamble to new Example Set 3, please review following sentence and clarify the disclosure if appropriate: “Generally, the Equity Adjustment will get closer to the change in the Index Value as the Months until Segment End Date get closer to zero.”

Response to Comment 11. Registrant has revised the sentence to read as follows:

“Generally, as the Months until Segment End Date get closer to zero, the Equity Adjustment Amount will get closer to what the Segment Credit amount will be on the Segment End Date.”

Comment 12. In the Exhibits and Financial Statement Schedules, the hyperlink for Exhibit No. 4(iv) doesn’t appear to link to the Contract Data Page form.

Response to Comment 12. Respondent is filing the Contract Data Page form with the accompanying pre-effective amendment and the hyperlink will be adjusted.

Comment 13. In Exhibits and Financial Statement Schedules, please rename Exhibit No. 5 from “Opinion re Legality” to “Opinion and Consent.”

Response to Comment 13. Registrant has renamed the exhibit to “Opinion and Consent.”

Comment 14. In Exhibits and Financial Statement Schedules, if Registrant has any contracts that are responsive to Exhibit No. 5 (Material Contracts), please add them. This would potentially include the December 2021 agreement referenced in Comment 10 above.

Response to Comment 14. Registrant has no contracts to add for this exhibit. Registrant further states that the December 2021 agreement is not a material contract under Item 601 (i.e., it was made in the ordinary course of business and isn’t a management contract or any compensatory plan, contract or arrangement).

Comment 15. With regard to the signature pages, please: (1) ensure that there is clarity as to which people the attorney-in-fact is signing on behalf of; and (2) please confirm that Ms. Strable-Soethout and Messrs. Houston and Pitz will be signing for themselves.

Response to Comment 15. Registrant has made revisions to provide clarity on point (1) of the comment. Registrant also confirms that Ms. Strable-Soethout and Messrs. Houston and Pitz will be signing the document themselves.

Please direct all comments and questions regarding this filing to the undersigned. Thank you for your assistance with this filing.

Sincerely,

/s/ Doug Hodgson
Doug Hodgson Counsel, Registrant
711 High Street
Des Moines, IA 50392-0300 (515) 362-2384
Hodgson.Doug@principal.com

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